                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 ____________

                                SCHEDULE 13D/A
                                (Rule 13d-101)

      INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a)
               AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                            (Amendment No.  2 )/1/
                                           ---

                               Jay Jacobs, Inc.
                               ----------------
                               (Name of Issuer)

                         Common Stock, $.01 par value
                         ----------------------------
                        (Title of Class of Securities)

                                  469 816 102
                                  -----------
                                (CUSIP Number)

                     Victor I. Chang, Esq. (617) 248-7000
                     c/o Testa, Hurwitz & Thibeault, LLP,
                     ------------------------------------
             High Street Tower, 125 High Street, Boston, MA 02110
             ----------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               February 3, 1999
                               ----------------
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

--------------------
     /1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------------
  CUSIP No.    469 816 102              13D
----------------------------


  1  NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                                Edward L. Cahill
--------------------------------------------------------------------------------

  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  [_]
                                                                  (b)  [X]
--------------------------------------------------------------------------------
  3  SEC USE ONLY


--------------------------------------------------------------------------------
  4  SOURCE OF FUNDS*

     AF
--------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                             [_]
--------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
--------------------------------------------------------------------------------

      NUMBER OF          7    SOLE VOTING POWER

       SHARES                 0 Shares
                     -----------------------------------------------------------
    BENEFICIALLY         8    SHARED VOTING POWER
                              3,810,296 Shares
      OWNED BY                See Item 5 below for additional information
                     -----------------------------------------------------------
        EACH             9    SOLE DISPOSITIVE POWER

      REPORTING               0
                     -----------------------------------------------------------
       PERSON           10    SHARED DISPOSITIVE POWER
                              3,810,296 Shares
        WITH                  See Item 5 below for additional information
--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,810,296 Shares
--------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                           [X]

--------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     87.4%
--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------
  CUSIP No.    469 816 102              13D
----------------------------


  1  NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                                David L. Warnock
--------------------------------------------------------------------------------

  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  [_]
                                                                  (b)  [X]
--------------------------------------------------------------------------------
  3  SEC USE ONLY


--------------------------------------------------------------------------------
  4  SOURCE OF FUNDS*

     AF
--------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                             [_]
--------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
--------------------------------------------------------------------------------

      NUMBER OF          7    SOLE VOTING POWER

       SHARES                 0 Shares
                     -----------------------------------------------------------
    BENEFICIALLY         8    SHARED VOTING POWER
                              3,810,296 Shares
      OWNED BY                See Item 5 below for additional information
                     -----------------------------------------------------------
        EACH             9    SOLE DISPOSITIVE POWER

      REPORTING               0 Shares
                     -----------------------------------------------------------
       PERSON           10    SHARED DISPOSITIVE POWER
                              3,810,296 Shares
        WITH                  See Item 5 below for additional information
--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,810,296 Shares
--------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                           [X]

--------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     87.4%
--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON *

     IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------
  CUSIP No.    469 816 102              13D
----------------------------


  1  NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                  Cahill, Warnock Strategic Partners, L.P.
                               IRSN:  52-1970604
--------------------------------------------------------------------------------

  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a)  [_]
                                                                  (b)  [X]
--------------------------------------------------------------------------------
  3  SEC USE ONLY


--------------------------------------------------------------------------------
  4  SOURCE OF FUNDS*

     AF
--------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                             [_]
--------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware Limited Partnership
--------------------------------------------------------------------------------

      NUMBER OF          7    SOLE VOTING POWER

       SHARES                 0 Shares
                     -----------------------------------------------------------
    BENEFICIALLY         8    SHARED VOTING POWER
                              3,810,296 Shares
      OWNED BY                See Item 5 below for additional information
                     -----------------------------------------------------------
        EACH             9    SOLE DISPOSITIVE POWER

      REPORTING               0 Shares
                     -----------------------------------------------------------
       PERSON           10    SHARED DISPOSITIVE POWER
                              3,810,296 Shares
        WITH                  See Item 5 below for additional information
--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,810,296 Shares
--------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                           [X]

--------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     87.4%
--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON *

     PN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------
  CUSIP No.    469 816 102              13D
----------------------------


  1  NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                 Cahill, Warnock Strategic Partners Fund, L.P.
                               IRSN:  52-1970619
--------------------------------------------------------------------------------

  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a)  [_]
                                                                  (b)  [X]
--------------------------------------------------------------------------------
  3  SEC USE ONLY


--------------------------------------------------------------------------------
  4  SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                             [_]
--------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware Limited Partnership
--------------------------------------------------------------------------------

      NUMBER OF          7    SOLE VOTING POWER

       SHARES                 0 Shares
                     -----------------------------------------------------------
    BENEFICIALLY         8    SHARED VOTING POWER
                              3,810,296 Shares
      OWNED BY                See Item 5 below for additional information
                     -----------------------------------------------------------
        EACH             9    SOLE DISPOSITIVE POWER

      REPORTING               0 Shares
                     -----------------------------------------------------------
       PERSON           10    SHARED DISPOSITIVE POWER
                              3,810,296 Shares
        WITH                  See Item 5 below for additional information
--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,810,296 Shares
--------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                           [X]

--------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     87.4%
--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON *

     PN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------
  CUSIP No.    469 816 102              13D
----------------------------


  1  NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                        Cahill, Warnock & Company, LLC
                               IRSN:  52-1931617
--------------------------------------------------------------------------------

  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a)  [_]
                                                                  (b)  [X]
--------------------------------------------------------------------------------
  3  SEC USE ONLY


--------------------------------------------------------------------------------
  4  SOURCE OF FUNDS*

     AF
--------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                             [_]
--------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     Maryland Limited Liability Company
--------------------------------------------------------------------------------

      NUMBER OF          7    SOLE VOTING POWER

       SHARES                 0 Shares
                     -----------------------------------------------------------
    BENEFICIALLY         8    SHARED VOTING POWER
                              3,810,296 Shares
      OWNED BY                See Item 5 below for additional information
                     -----------------------------------------------------------
        EACH             9    SOLE DISPOSITIVE POWER

      REPORTING               0 Shares
                     -----------------------------------------------------------
       PERSON           10    SHARED DISPOSITIVE POWER
                              3,810,296 Shares
        WITH                  See Item 5 below for additional information
--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,810,296 Shares
--------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                           [X]

--------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     87.4%
--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON *

     OO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------
  CUSIP No.    469 816 102              13D
----------------------------


  1  NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                          Strategic Associates, L.P.
                               IRSN:  52-1991689
--------------------------------------------------------------------------------

  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a)  [_]
                                                                  (b)  [X]
--------------------------------------------------------------------------------
  3  SEC USE ONLY


--------------------------------------------------------------------------------
  4  SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                             [_]
--------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware Limited Partnership
--------------------------------------------------------------------------------

      NUMBER OF          7    SOLE VOTING POWER

       SHARES                 0 Shares
                     -----------------------------------------------------------
    BENEFICIALLY         8    SHARED VOTING POWER
                              3,810,296 Shares
      OWNED BY                See Item 5 below for additional information
                     -----------------------------------------------------------
        EACH             9    SOLE DISPOSITIVE POWER

      REPORTING               0 Shares
                     -----------------------------------------------------------
       PERSON           10    SHARED DISPOSITIVE POWER
                              3,810,296 Shares
        WITH                  See Item 5 below for additional information
--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,810,296 Shares
--------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                           [X]

--------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     87.4%
--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON *

     PN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

   This Schedule 13D Amendment No. 2 ("Amendment No. 2") is an amendment to the
Schedule 13D (the "Original 13D") (filed on December 6, 1997) that was filed with the Securities and Exchange Commission ("SEC") and the Schedule 13D Amendment No. 1 ("Amendment No. 1") (filed on March 11, 1998) that was filed with the SEC, on behalf of Cahill, Warnock Strategic Partners Fund, L.P. ("Strategic Partners Fund"), Cahill, Warnock Strategic Partners, L.P. ("Strategic Partners"), Strategic Associates, L.P. ("Strategic Associates"), Cahill, Warnock & Company, LLC ("Cahill, Warnock & Co."), Edward L. Cahill ("Cahill") and David L. Warnock ("Warnock").

   Strategic Partners Fund, Strategic Partners, Strategic Associates, Cahill, Warnock & Co., Cahill and Warnock are sometimes referred to collectively herein as the "Reporting Persons."

   Jay Jacobs, Inc., a Washington corporation, is referred to herein as the "Issuer."

   Unless otherwise noted, the information contained in this Amendment No. 2 amends and supplements the information previously disclosed in the Original 13D and the Amendment No. 1 filed on behalf of the Reporting Persons on March 11, 1998. Capitalized terms not defined in this Amendment No. 2 shall have their respective meanings as set forth in the Original 13D (or the Amendment No. 1, as appropriate) filed on behalf of the Reporting Persons on March 11, 1998.

Item 3.  Source and Amount of Funds or Other Consideration:
         --------------------------------------------------

   On March 11, 1998 Strategic Partners Fund acquired a warrant to purchase 1,020,200 shares of the Issuer's Common Stock in partial consideration for the purchase of a subordinated debenture of the Issuer in the principal amount of $1,218,000 (the "Fund Original Warrants"). The working capital of Strategic Partners Fund was the source of funds for the purchase. No part of the purchase price was financed by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading, or voting the securities.

   On March 11, 1998 Strategic Associates acquired a warrant to purchase 56,957 shares of the Issuer's Common Stock in partial consideration for the purchase of a subordinated debenture of the Issuer in the principal amount of $68,000 (the "Associates Original Warrants"). The working capital of Strategic Associates was the source of funds for the purchase. No part of the purchase price was financed by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading, or voting the securities.

   On February 3, 1999, pursuant to the terms of the Securities Purchase Agreement dated by and among the Issuer, Strategic Partners Fund, Strategic Associates, T. Rowe Price Recovery Fund II, L.P. ("Recovery II") dated as of February 1, 1999 (the "Securities Purchase Agreement," attached hereto as

Exhibit 3), Strategic Partners Fund agreed to cancel the Fund Original Warrants
---------
and acquired warrants to purchase up to 1,341,693 shares of the issuer's Common Stock ("Fund New Warrants") and Strategic Associates agreed to cancel the

Associates Original Warrants and acquired warrants to purchase up to 74,906 shares of the Issuer's Common Stock ("Associates New Warrants"). The working capital of Strategic Partners Fund and Strategic Associates was the source of funds for each transaction respectively. No part of the purchase price for either Strategic Partners Fund or Strategic Associates was financed by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading, or voting the securities.

Item 5.  Interest in the Securities of the Issuer:
         ----------------------------------------

   The information contained in this Item 5 amends and restates, in its entirety, the information previously disclosed in the Amendment No. 1 filed on behalf of the Reporting Persons on March 11, 1997.

   (a) Strategic Partners Fund is the record owner of 15,014 shares of Series B Preferred Stock of the Issuer (the "Fund B Preferred Shares") and warrants to purchase up to 1,341,693 shares of the Issuer's Common Stock (the "New Fund Warrants"). The Fund B Preferred Shares are currently convertible into 2,267,125 shares of the Issuer's Common Stock (the "Fund Series B Conversion Shares"). The Fund B Preferred and the New Fund Warrants are currently convertible into 3,608,818 shares of the Issuer's Common Stock (the "Fund Conversion Shares").

   Strategic Associates is the record owner of 831 shares of Series B Preferred Stock of the Issuer (the "Associates B Preferred Shares") and warrants to purchase up to 74,906 shares of the Issuer's Common Stock (the "New Associates Warrants"). The Associates B Preferred Shares are currently convertible into 126,572 shares of the Issuer's Common Stock (the "Associates Series B Conversion Shares"). The Associates B Preferred Shares and the New Associates Warrants are currently convertible into 201,478 shares of the Issuer's Common Stock (the "Associates Conversion Shares").

   The Fund Conversion Shares and the Associates Conversion Shares are sometimes referred to herein collectively as the "Jay Jacobs Shares."

   Because of their relationship as affiliated entities, both Strategic Partners Fund and Strategic Associates may be deemed to own beneficially the Jay Jacobs Shares. As general partners of Strategic Partners Fund and Strategic Associates, respectively, Strategic Partners and Cahill, Warnock & Co. may be deemed to own beneficially the Jay Jacobs Shares. As the individual general partners of Strategic Partners and as the members of Cahill, Warnock & Co., both Cahill and Warnock may be deemed to own beneficially the Jay Jacobs Shares.

   By virtue of the Voting Agreement (attached hereto as Exhibit 6), each of the
                                                         ---------
Reporting Persons may be deemed to share voting power with respect to each share of the Issuer's stock subject to the agreement. Consequently, the Reporting Persons may be deemed to beneficially own, in addition to the Jay Jacobs Shares, an additional 2,429,619 shares of the Issuer's Common Stock (the "Agreement Shares").

   Strategic Partners Fund disclaims beneficial ownership of the Associates Conversion Shares and the Agreement Shares. Strategic Associates disclaims beneficial ownership of the Fund Conversion Shares and Agreement Shares. Strategic Partners, Cahill, Warnock & Co., Cahill, and Warnock each disclaim beneficial ownership of the Jay Jacobs Shares and the Agreement Shares, except with respect to their pecuniary interest therein, if any.

   Each of the Reporting Persons may be deemed to own beneficially 87.4% of the Issuer's Common Stock, which percentage is calculated based upon (i) 549,220 shares of the Issuer's Common Stock reported as outstanding by the Issuer in Securities Purchase Agreement and (ii) 3,810,296 shares of the Issuer's Common Stock issuable upon conversion or exercise of the Fund B Preferred Shares, the New Fund Warrants, Associates B Preferred Shares and the New Associates Warrants. The calculation of beneficial ownership percentage does not reflect potential deemed beneficial ownership of the Agreement Shares.

   In Amendment No. 1 to the Limited Partnership Agreement of Strategic Partners Fund, dated July 26, 1996 (attached hereto as Exhibit 2), Strategic Partners and
                                              ---------
the limited partners of Strategic Partners Fund agreed that any securities of a particular issuer that are acquired by both Strategic Partners Fund and Strategic Associates shall be sold or otherwise disposed of at substantially the same time, on substantially the same terms and in amounts proportionate to the size of each of their investments. As a consequence, Strategic Associates and Strategic Partners Fund may be deemed to be members of a group pursuant to Rule 13d-5(b)(1) of the Securities Exchange Act of 1934. Strategic Partners, Cahill, Warnock & Co., Cahill and Warnock each disclaim membership in the aforementioned group.

   (b) Number of Shares as to which each such person has

       (i)   Sole power to vote or direct the vote:

             0 shares for each Reporting Person;

       (ii)  Shared power to vote or direct the vote:

             3,810,296* shares for each Reporting Person;

       (iii) Sole power to dispose or to direct the disposition:

             0 shares for each Reporting Person;

       (iv)  Shared power to dispose or to direct the disposition:

             3,810,296 shares for each Reporting Person.

   * Does not reflect potential deemed beneficial ownership of the Agreement Shares.

   (c) Except as set forth above, none of the Reporting Persons has effected any transaction in the Shares during the last 60 days.

   (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Shares beneficially owned by any of the Reporting Persons.

   (e)  Not applicable.

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

   Pursuant to the terms of a Registration Rights Agreement dated as of February 1, 1999 and closing on February 3, 1999 by and among the Issuer, Strategic Partners Fund, Strategic Associates and Recovery II, (the "Registration Rights Agreement," attached hereto as Exhibit 4), Strategic Partners Fund, Strategic
                               ---------
Associates and Recovery II are granted, subject to certain restrictions and limitations, certain demand and "piggyback" registration rights with respect to the shares of Common Stock issuable upon (i) conversion of the Series B Preferred Shares or Series C Preferred Shares, (ii) exercise of warrants received pursuant to the terms of the Securities Purchase Agreement.

   Pursuant to the terms of the Securities Purchase Agreement dated February 1, 1999 and closing on February 3, 1999 by and among the Issuer, Strategic Partners Fund, Strategic Associates and Recovery II (the "Securities Purchase Agreement," attached hereto as Exhibit 3), Strategic Partners (i) purchased 12,180 shares of
                   ----------
Series D Preferred Stock of the Issuer (non-voting, non-convertible), (ii) exchanged its 14% Subordinated Convertible Debentures issued on March 11, 1998 for new debentures and (iii) exchanged the Fund Original Warrants for warrants to purchase up to 1,341,693 shares of the Issuer's Common Stock and Strategic Associates (i) purchased 680 shares of Series D Preferred Stock of the Issuer (non-voting, non-convertible), (ii) exchanged its 14% Subordinated Convertible Debentures issued on March 11, 1998 for new debentures and (iii) exchanged the Associates Original Warrants for warrants to purchase up to 74,906 shares of the Issuer's Common Stock.

Item 7.  Material to be Filed as Exhibits:

   Exhibit 1  Agreement regarding joint filing of Schedule 13D.
   ---------

   Exhibit 2  Amendment No. 1 to the Limited Partnership Agreement of Strategic
   ---------
Partners Fund (filed as Exhibit 2 to the Original 13D filed with the SEC on
                        ---------
December 16, 1997 and incorporated herein by reference).

   Exhibit 3  Execution Copy of the Securities Purchase Agreement dated as of
   ---------
February 1, 1999 by and among the Issuer, Strategic Partners Fund, Strategic Associates, and Recovery II .

   Exhibit  4  Registration Rights Agreement dated as of February 1, 1999 by and
   ----------
among the Issuer, Strategic Partners Fund, Strategic Associates, and
Recovery II.

   Exhibit 5  Form of Common Stock Purchase Warrant issued to Strategic Partners
   ---------
Fund, Strategic Partners, and Recovery II by Issuer pursuant to the terms of the Securities Purchase Agreement.

   Exhibit 6  Voting Agreement dated December 5, 1997, by and among Strategic
   ---------
Partners Fund, Strategic Associates, T. Rowe Price, Michael D. Sullivan, Rex Loren Steffey, and William L. Lawrence, Jr. (filed as Exhibit 4.2 to the
                                                      -----------
Issuer's Current Report on 8-K filed with the SEC on December 15, 1997 and incorporated herein by reference).

                                   SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Dated:  February 16, 1999

                                    /s/ Edward L. Cahill
                                    --------------------
                                    Edward L. Cahill

                                    /s/ David L. Warnock
                                    --------------------
                                    David L. Warnock


                                    CAHILL, WARNOCK STRATEGIC
                                    PARTNERS FUND, L.P.


                                    By: Cahill, Warnock Strategic Partners,
                                        L.P., its Sole General Partner


                                       By: /s/ Edward L. Cahill
                                           --------------------
                                           Edward L. Cahill, General Partner


                                       By: /s/ David L. Warnock
                                           --------------------
                                           David L. Warnock, General Partner


                                    CAHILL, WARNOCK STRATEGIC PARTNERS, L.P.


                                    By: /s/ Edward L. Cahill
                                        --------------------
                                        Edward L. Cahill, General Partner


                                    By: /s/ David L. Warnock
                                        ---------------------
                                        David L. Warnock, General Partner

                                    STRATEGIC ASSOCIATES, L.P.

                                    By: Cahill, Warnock & Co., LLC, its sole
                                        General Partner


                                       By: /s/ Edward L. Cahill
                                           --------------------
                                           Edward L. Cahill, Member


                                       By: /s/ David L. Warnock
                                           --------------------
                                           David L. Warnock, Member


                                    CAHILL, WARNOCK & CO., LLC


                                    By: /s/ Edward L. Cahill
                                        --------------------
                                        Edward L. Cahill, Member


                                    By: /s/ David L. Warnock
                                        --------------------
                                        David L. Warnock, Member